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AT&T 1:14 AM
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Shipper
Traveler
Name
First and Last name
Username
@handle
Email
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Password
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Phone Number
123-456-7890
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AT&T 1:11 AM
myway
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Coast-to-coast shipping made easy.
Your package shipped within the day!
Package
01
Post your package
Ship
02
We find your shipper
Delievered
03
Your package delivered
asdfa
To
Enter Zip Code
Enter Zip Code
Ship

AT&T 1:14 AM
myway
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Create a Shipment
Package Pickup Details
pickup address
Enter Address
Apt/Suite
Apt/Suite
Optional
User Name
Will pick up the package at the address above

Users sign up as Shippers or Travelers and enter package and shipping details

Shippers can view options and shipping status


AT&T
1:13 AM
myway
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Travelers going from 10067 to 98790
Filter Results
Get it there by tomorrow 2pm
@Traveler N
Get Price
Availability
Delivery
Jan 26 @2pm
Pickup
Jan 26 @2pm
Deliver to Recipeint
Medium Pkgs
Less than 5lbs
Choose Shipper


AT&T
1:14 AM
myway
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Confirm Shipping Detials
Pickup Address
640 McKinley Ave
Yonkers, NY 10067
Delivery Address
1877 Stageline Road
Rocklin, CA 98790
Delivery Instructions
Jullia will buzz you past the front gate.
The Package Size is
Small


AT&T
1:14 AM
myway
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Shipping Status
Active Shipments
1
Travelers Name
Request Sent
$42.80
Request has been sent to traveler for review.
Los Angeles, CA
Oklahoma City, OK


AT&T
1:16 AM
Traveler boarded the plane.
Mar 12 – 3:45 pm
Traveler landed, will do delivery tomorrow.
Mar 12 – 3:45 pm
Traveler on the way to deliver the pakage
Mar 12 – 3:45 pm
Your package has been delivered!
Mar 12 – 3:45 pm
Jim has delivered your package to:
1877 Stageline Road Rocklin, CA 98790,
Please take a moment to review your expeirience with Jim.
You can also write a review of your experience.
Write a review of your experience
Optional

AT&T
1:23 AM
myway
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Sorry! Currently no travelers are heading that way.
Enter your email and we will notify you when a traveler is heading to Billings, MT
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If there are no travelers who fit a specific schedule, shippers can opt to receive a notification once one is available


AT&T
1:29 AM
Earn Money On Your Next Trip
01
Post your trip
02
Pickup items on your way
03
Earn money upon delivery
Submit Your Trip
Newest Travelers
Mike M
Small
Michelle R
Medium
Connie J
Large
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AT&T
1:29 AM
myway
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Post Your Tripo
Transportation Mode
PLANE
BUS
TRAIN
CAR
BOAT
Package Pickup Details
pickup address
Enter Address


AT&T
1:31 AM
myway
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Great, your trip is live!
We will let you know once someone has a package that fits with your trip plans.
Go To My Dashboard
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Traveler chose mode and destination

AT&T 1:43 AM
Are you sure you want to decline this shippment request.
Message to the sender explaining why you would not be able to ship the item
Optional
Confirm

AT&T 1:44 AM
Enter your update status
Enter an update status to the shipper
Send

Travelers can decline shipment requests and give updates

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